

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

September 25, 2020

<u>VIA E-MAIL</u>

Bradford Rodgers, Esq.
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223

Re: PLICO Variable Annuity Account S
          Protective Life Insurance Company
          Initial Registration Statements on Form N-4
          File Nos. 333-240102 and 811-23593 ("PLICO Advisory Contract")
          File Nos. 333-240192 and 811-23593 ("PLICO Non-Advisory Contract")

          PLAIC Variable Annuity Account S
          Protective Life and Annuity Insurance Company
          Initial Registration Statements on Form N-4
          File Nos. 333-240103 and 811-23594 ("PLAIC Advisory Contract")
          File Nos. 333-240193 and 811-23594 ("PLAIC Non-Advisory Contract")

Dear Mr. Rodgers:

On July 27, 2020 and July 30, 2020, you filed the above-referenced initial registration statements on Form N-4 on behalf of Protective Life Insurance Company and Protective Life and Annuity Insurance Company (the "Companies") and their separate accounts. Based on our review, we have the following comments on each of the registration statements unless otherwise indicated. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.[1]

General

1. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Section headings refer to the registration statement for the PLICO Advisory Contract (File No. 333-240102).

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Companies will be solely responsible for any benefits or features associated with the Contract.

3. To facilitate investor review, please add page numbering to the prospectuses and statements of additional information.

4. Please apply the staff comments on the Protective Investors Benefit Advisory Variable Annuity (File Nos. 333-237747 and 811-8108) and the Protective Investors Benefit Advisory Variable Annuity NY (File Nos. 333-238855 and 811-8537), as applicable, that were provided orally on August 13, 2020 and August 26, 2020.

Cover Page

5. Please clearly state in the second paragraph: (a) if the SecurePay Life rider is elected, the options for allocating Purchase Payments and Contract Value will be restricted; (b) an Owner cannot make any additional Purchase Payments under the Contract once the Owner begins taking withdrawals under the SecurePay rider, or beginning two years after the date the rider is issued, whichever comes first; and (c) this restriction may limit the ability to increase Contract Value, the death benefits (such as the Return of Purchase Payments Death Benefit), and the values under the SecurePay Life rider. The current disclosure is inconsistent across the registration statements.

6. *(PLICO and PLAIC Non-Advisory Contracts)* Please remove throughout the prospectus all references to Financial Intermediaries.

Definitions

7. Please update the definition of "Rate Sheet Prospectus Supplement" to indicate that the supplement sets forth the current fees for the SecurePay rider (in addition to the current Maximum Withdrawal percentages).

Fees and Expenses – Periodic Fees and Charges

8. *(PLAIC Non-Advisory Contract)* Please include the mortality and expense risk charge and the administration charge in the table.

Fees and Expenses – Range of Expenses for the Funds

9. The underlying fund lineup appears to be the same among all of the PLICO and PLAIC Contracts, yet the minimum/maximum fund expense range differs in each prospectus. Please confirm supplementally that the range of fund expenses, and corresponding expense examples, are accurate for each Contract.

Fees and Expenses – Example of Charges

10. *(PLICO and PLAIC Advisory Contracts)* When describing the expenses if the SecurePay rider has been purchased, please move up the statement "[i]f you surrender, annuitize(*) or remain invested in the Contract at the end of the applicable time period" to precede the tables.

11. Because the current fees for the SecurePay rider are not disclosed in the prospectus and may fluctuate per the Rate Sheet Supplement, please remove the example that depicts the SecurePay rider at the current charge.

12. *(PLAIC Contracts)* Please remove the part of the footnote stating that the Owner may not choose an Annuity Date that is less than three years after the most recent Purchase Payment. Alternatively, please describe this restriction in the Annuity Payments section of the prospectus. With respect to the PLAIC Non-Advisory Contract, please remove the first footnote.

Summary – What is the SecurePay Rider?

13. For clarity, please consider revising the last sentence of the last paragraph to state that "it is possible the Company will not have to make lifetime benefit income payments to the Owner from the Company's own assets."

Summary – What is the RightTime Option?

14. Because the current fees for the SecurePay rider are not disclosed in the prospectus and may fluctuate per the Rate Sheet Supplement, please remove the statement regarding the current annual rider fee when the rider is purchased at issue or under the RightTime option.

Summary – Is the Contract Available for Qualified Retirement Plans?

15. When stating that the Contract provides a number of benefits and features not provided by retirement plans or arrangements, please provide a brief example of such benefits and features (*e.g.*, the death benefit).

Summary – Can Advisory Fees be Paid from the Contract Value?

16. *(PLICO and PLAIC Advisory Contracts)* Please state that if the SecurePay rider is selected, the Owner may not elect to have Advisory Fees paid out of Contract Value.

The Company, Variable Account and Funds – PLICO Variable Annuity Account S

17. Please revise the date the Variable Account was established.

Bradford Rodgers, Esq.
September 25, 2020
Page 4 of 7

Description of the Contract – The Contract

18. *(PLAIC Advisory Contract)* Please update the name of the Contract here and in the request sheet for the SAI that follows Appendix F.

Description of the Contract – Surrenders and Withdrawals – Withdrawals

19. *(PLICO and PLAIC Non-Advisory Contracts)* Please explain the legal basis under Section 22(e) of the Investment Company Act of 1940 for prohibiting withdrawals that would reduce Contract Value below $5,000. Please explain supplementally why the Company would not instead have instituted involuntary redemption procedures under such scenarios. *See* Item 11(d) of Form N-4. Please also update the references to the SecurePay 5 rider and the Protective Income Manager rider, which are not offered under the Contract.

Description of the Contract – Surrenders and Withdrawals – Payment of Advisory Fees

20. *(PLICO and PLAIC Advisory Contracts)* Please explain how frequently the Advisory Fee will be deducted, and clarify that the Advisory Fee will be assessed as a percentage of Contract Value.

21. *(PLICO and PLAIC Advisory Contracts)* The fourth paragraph states that if the SecurePay rider is selected, then the Owner may not elect to have Advisory Fees paid out of Contract Value. Please move this disclosure to the first paragraph of this section. Further, please remove the disclosure here and throughout the prospectus that states that ongoing deductions of the fee will not count as withdrawals under the SecurePay rider and that such deductions may reduce the potential for increases in the SecurePay rider benefits. Finally, if the Owner has chosen to have Advisory Fees deducted from Contract Value, please disclose what will happen to such deductions if the Owner subsequently elects the SecurePay rider under the RightTime option.

Protected Lifetime Income Benefits - The SecurePay Rider

22. Please add disclosure in the introduction to alert potential investors to the contingent nature of the benefits under this rider (*i.e.,* that: (i) withdrawals while the Contract Value is greater than zero are withdrawals of the investor's own money; (ii) the Company is only required to start using its own money to make lifetime income payments to the Owner when and if the Owner's Contract Value is reduced to zero (other than due to an Excess Withdrawal); and (iii) the investor may never receive lifetime income payments from the Company's money).

23. Please explain supplementally the differences between the SecurePay Life rider, which is offered under the Contract, and the SecurePay Pro rider, which is offered under other contracts issued by the Companies.

Protected Lifetime Income Benefits - Rate Sheet Prospectus Supplement Information

24. *(PLICO and PLAIC Non-Advisory Contracts)* As in the PLICO and PLAIC Advisory Contract prospectuses, please revise the disclosure in the first paragraph of the section to clarify that the supplement sets forth the current fees for the SecurePay rider (in addition to the current Maximum Withdrawal percentages).

Protected Lifetime Income Benefits - Benefit Available on Maximum Annuity Date (oldest Owner's or Annuitant's 95th birthday)

25. *(PLAIC Contracts)* As in the PLICO Contract prospectuses, please disclose that if benefits are being paid under the SecurePay NH benefit on the Maximum Annuity Date, the amount of the annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement, and provide a cross-reference to "Availability of SecurePay NH Benefit after Annuitization."

Annuity Payments – Annuity Date - Changing the Annuity Date

26. *(PLICO and PLAIC Non-Advisory Contracts)* Regarding the last sentence of this paragraph, please explain supplementally why an Owner is limited in his or her selection of an Annuity Option if the Annuity Date is changed (*e.g.*, why is an Owner no longer permitted to choose Annuity Option A if he or she changes the Annuity Date?).

Annuity Payments – Annuity Income Payments

27. Please state that the mortality and expense risk charge and the administration charge will continue to be assessed if variable income payments are selected. *See* Guide 10 to Form N-4.

28. *(PLICO Advisory Contract)* Please disclose how frequently annuity income payments will be made. Item 8(c) of Form N-4.

Yields and Total Returns – Standardized Average Annual Total Returns

29. *(PLICO Non-Advisory Contract)* To avoid investor confusion, please remove the reference to surrender charges that may apply when providing standardized average annual total returns, as the Contract does not impose such charges.

Yields and Total Returns – Non-Standard Average Annual Total Returns

30. *(PLICO Advisory Contract)* To avoid investor confusion, please remove the reference to the contract maintenance fee, as the Contract does not impose this charge.

Qualified Retirement Plans - Pension and Profit-Sharing Plans

31. *(PLICO and PLAIC Advisory Contracts)* To avoid investor confusion, please remove the reference to the contract maintenance fee, as the Contract does not impose this charge.

Financial Statements

32. *(PLAIC Contracts)* Please include depositor financial statements that comply with the time periods required by Item 23(b) of Form N-4 and Regulation S-X.

Appendix E – Example of SecurePay Pro Rider

33. *(PLICO and PLAIC Advisory Contracts)* Please update the references to the SecurePay "Pro" rider, which is not offered under the Contract.

PART C

34. Please refile Exhibit a. to Item 26; the as-filed exhibit is blank.

35. *(PLICO Non-Advisory Contract; PLAIC Contracts)* Please refile Exhibit 5; the as-filed exhibit is blank.

36. *(PLICO Contracts)* On the signature page, please indicate in the Title column that Steven G. Walker is a director of the Company.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Companies and their underwriter must request acceleration of the effective date of the registration statements.

In closing, we remind you that the Companies are responsible for the accuracy and adequacy of their disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel

cc: Andrea Ottomanelli Magovern
Michael Pawluk
Sally Samuel